

July 3, 2007

By Facsimile ((954) 468-7989) and U.S. Mail

Laurie L. Green, Esq.
Holland & Knight LLP
One East Broward Boulevard
Suite 1300
Fort Lauderdale, FL 33301

> **Re: ION Media Networks, Inc.**
> **Amended Schedule TO-I filed July 2, 2007**
> **File No. 005-44331**

Dear Ms. Green:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Offer to Exchange

The Exchange Offer and Consent Solicitation

Terms of the Exchange Offer and Consent Solicitation, page 83

1.   We note your response to comment 3. We continue to consider the issue and we welcome your additional legal analysis in this respect.

Conditions of the Exchange Offer, page 85

2.   We disagree with your response to comment 4 and we reissue the comment.

3.   We disagree with your response to comment 5. We note the guidance in the Current Issues outline previously referenced; specifically, we note that, among other things, CIG is acting together with the company and controls the terms of the offer.

Security Ownership, page 91

4.   We reissue comment 7. It is unclear to us why you are unable to rely on information in the possession of your own directors and officers. Please delete the qualifiers.

Closing Information

      As appropriate, please amend your filings and respond to these comments promptly or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions